EXHIBIT 12.5

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY FLORIDA
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2014	2013	2012	2011	2010
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$898	$538	$413	$494	$729
Fixed charges	294	285	309	275	300
Total earnings	$1,192	$823	$722	$769	$1,029

Fixed charges:
Interest on debt, including capitalized portions	$252	$249	$274	$253	$271
Estimate of interest within rental expense	42	36	35	22	29
Total fixed charges	$294	$285	$309	$275	$300
Preferred dividends, as defined	—	—	2	2	2
Total fixed charges and preferred dividends combined	$294	$285	$311	$277	$302
Ratio of earnings to fixed charges	4.1	2.9	2.3	2.8	3.4
Ratio of earnings to fixed charges and preferred dividends combined	4.1	2.9	2.3	2.8	3.4